SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

GUANGSHEN RAILWAY COMPANY LIMITED
(Translation of Registrant's Name Into English)

No. 1052 Heping Road, Shenzhen, People's Republic of China 518010
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

GUANGSHEN RAILWAY COMPANY LIMITED (the "Registrant") is furnishing under cover of this Form 6-K in English the following document: a copy of a public announcement of Guangshen's 2001 annual results and an announcement of resolutions passed at an extraordinary general meeting of shareholders held on April 23, 2002, which both appeared in Hong Kong newspapers on April 24, 2002.

廣深鐵路股份有限公司

Guangshen Railway Company Limited

The Board of Directors of Guangshen Railway Company Limited (the "Company") is pleased to announce its audited consolidated results of the Company and its subsidiaries for the year ended 31st December, 2001, prepared in accordance with International Financial Reporting Standards ("IFRS") together with comparative figures for the corresponding period in 2000 as follows:-

AUDITED CONSOLIDATED INCOME STATEMENT

For the year ended 31st December, 2001

(Expressed in thousands of Renminbi ("RMB"), except for per share and per American Depositary Share ("ADS") data)

	2001	2000
Total Revenues	**2,153,592**	1,980,398
Profit from operations	**554,111**	519,405
Profit before tax	**631,283**	590,687
Taxation	**(99,297)**	(99,380)
Minority interests	**1,489**	782
Net profit for the year	**533,495**	492,089
Earnings per share	**RMB0.12**	RMB0.11
Earnings per ADS	**RMB6.16**	RMB5.68
Dividend per share	**RMB0.10**	RMB0.12
Dividend per ADS	**RMB5.00**	RMB6.00

Final Dividend

The Board of Directors of the Company (the "Board") has recommended a final dividend of RMB433.6 million for the financial year ended 31st December, 2001, which is equal to RMB0.10 per share subject to approval of the shareholders at the annual general meeting of the Company ("AGM"). The notice of the AGM will be published and despatched to the shareholders of the Company in due course. The final dividend will be paid to the Company's shareholders after approval.

Dividends payable to holders of H shares will be calculated in RMB and paid in Hong Kong dollars at the average of the closing exchange rates quoted by the People's Bank of China for the calendar week preceding the date on which the dividends are to be distributed.

Results Of Operations

Total Revenues

In 2001, the Company's total revenues were RMB2,153.6 million, representing an increase of approximately 8.7% from RMB1,980.4 million in 2000. Revenues from passenger and freight transportation accounted for approximately 71.5% and 28.5%, respectively, of the total revenues generated from the railway business, and representing approximately 66.2% and 26.3% of the total revenues generated by the Company respectively.

Passenger Transportation

Revenues from passenger transportation business were RMB1,426.0 million in 2001, representing an increase of 15.3% from RMB1,237.3 million in 2000. The table below illustrates the revenues from passenger transportation and the volume of passengers for the year ended 31st December, 2001 as compared with that of the same period last year.

	Year ended 31st December, 2001	Year ended 31st December, 2000	Increase (as compared with year 2000)
Revenues from passenger transportation (RMB thousands)	**1,426,010**	1,237,289	15.3%
Total number of passengers (thousand persons)	**38,842**	34,947	11.1%
Revenue per passenger (RMB)	**36.71**	35.40	3.7%
Total passenger-kilometres (millions)	**3,257.9**	3,051.7	6.8%
Revenue per passenger-kilometre (RMB)	**0.44**	0.41	7.3%

Passenger transportation is the largest business segment of the Company and it experienced rapid growth in 2001. The increase in the revenues from passenger transportation was mainly due to the fact that the total number of passengers increased to 38.842 million in 2001 from that of 34.947 million in 2000, and to the fact that revenue per passenger also grew from RMB35.40 in 2000 to RMB36.71 in 2001. The increase in the number of passengers and revenue per passenger was primarily attributable to the continued economic growth in the Pearl River Delta and the implementation of the "as-frequent-as-buses" express train service project. Starting from 21st October, 2001, the inter-city express trains operating between Guangzhou and Shenzhen runs at an interval of 15 minutes, which used to be 30 minutes. The total number of inter-city express trains running between Guangzhou and Shenzhen also increased from 31 pairs to 62 pairs daily. At the same time, the total number of regular-speed passenger trains was reduced from 16 pairs in 2000 to six pairs in 2001. During 2001, six additional pairs of long-distance passenger trains were added to the Guangzhou-Shenzhen route. These measures have contributed to the growth of passenger transportation business of the Company.

Freight Transportation

Revenues from freight transportation business in 2001 were RMB567.3 million, representing an increase of approximately 3.2% from RMB549.7 million in 2000. Set out below are the revenues from the freight transportation and the freight volume for the year ended 31st December, 2001 as compared with that of the year ended 31st December, 2000.

	Year ended 31st December, 2001	Year ended 31st December, 2000	Increase (as compared with year 2000)
Revenues from freight transportation (RMB thousands)	**567,276**	549,694	3.2%
Total tonnage (thousand tonnes)	**29,012**	28,733	1.0%
Revenue per tonne (RMB)	**19.55**	19.13	2.2%
Total tonne-kilometres (millions)	**2,082.5**	2,071.8	0.5%
Revenue per tonne-kilometre (RMB)	**0.27**	0.27	—

Freight transportation business recorded a steady and continued growth in 2001. Revenues from freight transportation increased by 3.2% from RMB549.7 million in 2000 to RMB567.3 million in 2001. The total tonnage of freight increased from 28.733 million tonnes in 2000 to 29.012 million tonnes in 2001, and revenue per tonne also increased from RMB19.13 in 2000 to RMB19.55 in 2001. This growth in freight transportation business is mainly due to the continued domestic economic growth in the People's Republic of China ("PRC"). As a result of the Company's adoption of price concession measures and enhancement of marketing strategies, revenues from freight transportation and freight capacity have achieved growth amid increasingly keen competition among all kinds of transportation facilities.

Other Businesses

The table below sets forth a breakdown of the revenues from other businesses of the Company:

Category of Activity	2001 (in RMB thousands)	2000 (in RMB thousands)
On-board and station sales	**51,627**	58,030
Station services	**41,287**	65,934
Tourism, advertising and others	**67,392**	69,451
Total	**160,306**	193,415

Revenues from the Company's other businesses decreased by 17.1% from RMB193.4 million in 2000 to RMB160.3 million in 2001. Revenues from other businesses accounted for approximately 7.5% of the total revenues of the Company in 2001. The decrease of revenues from the Company's other businesses was mainly due to the increase in frequency and speed of passenger trains, which respectively led to a reduction in waiting time and travelling time, which in turn resulted in a corresponding reduction in consumption of food and beverages and other goods both in stations and on board.

Railway Operating expenses

The Company's total railway operating expenses increased by 12.6% from RMB1,297.6 million in 2000 to RMB1,460.6 million in 2001. The total railway operating expenses as a percentage of total railway operating revenue slightly increased from 72.6% in 2000 to 73.3% in 2001. The increase was primarily due to the increase of labour and welfare expenses, materials and supplies expenses, depreciation and general and administrative expenses. Details are as follows:

Depreciation

Depreciation expenses increased by 12.2% from RMB305.3 million in 2000 to RMB342.6 million in 2001, which was due mainly to the further upgrading and expansion of the Company's railway networks as well as to the increase of corresponding capital expenditure.

Labour and benefits

Due to the increase in the frequency of train schedule and the launch of newly operated railway routes in 2001, there was an increase in workload and the number of employees, which resulted in an increase of labour and related benefit costs by 23.0% from RMB260.7 million in 2000 to RMB320.6 million in 2001. The Company committed to ensure that the remuneration packages offered to its employees is competitive and implemented a pay policy of linking performance to results under the existing pay and remuneration system.

Materials and supplies

Materials and supplies expenses consisted mainly of fuel, water and electricity. Materials and supplies expenses increased by 19.3% from RMB121.3 million in 2000 to RMB144.7 million in 2001. The increase was due primarily to an increase in fuel and electricity consumption resulting from the new operation of two long-distance trains in 2001 and the increase in frequency of the electric high-speed passenger train service.

General and administrative expenses

General and administrative expenses increased by 13.9% from RMB131.9 million in 2000 to RMB150.2 million in 2001. Provision for bad debts increased from RMB17.03 million in 2000 to RMB29.62 million in 2001 due primarily to provision for the rent and utility expenses overdue from tenants and certain overdue receivables from freight transportation customers.

Profit from operations

The profit from operations increased by 6.7% from RMB519.4 million in 2000 to RMB554.1 million in 2001. The operating profit from railway businesses increased from RMB489.5 million in 2000 to RMB532.7 million in 2001. However, the increase in profit from operations was partially offset by the decrease of the operating profit of other businesses from RMB29.89 million in 2000 to RMB21.45 million in 2001.

Taxation

As the Company was registered and established in the Shenzhen Special Economic Zone, it is subject to income tax at a rate of 15%. Taxation was RMB89.30 million in 2001 and RMB99.36 million in 2000, reflecting an actual tax rate of 15.8% and 16.8%, respectively. The decrease of the income tax was mainly resulted from additional deferred tax assets recognized in 2001.

Net profit for the year

Net profit of the Company increased from RMB492.1 million in 2000 to RMB533.5 million in 2001, representing an increase of 8.4%.

Future Prospects

The Company will continue to maximise its operating results by further enhancing its market share and taking advantage of its advanced technology and government industrial policies. It will adopt strategies to further upgrade its transportation facilities and vehicles, to enhance marketing efforts, to expand its capital base, to introduce modern and advanced management mechanism, and to train and improve its staff. Our goal is to develop the Guangshen Railway into a highly profitable railway equipped with high technology and offering high-speed and frequent transportation services. We also plan to make the Guangshen Railway a safe, comfortable, fast and convenient passenger passage, linking up the three major cities of Guangzhou, Shenzhen and Hong Kong. The Company intends to accelerate the growth of its passenger and freight transportation businesses and become a transportation enterprise with outstanding overall operating results. To achieve this goal, the Company plans to implement the following development projects in 2002:

1. To prepare for the future growth in passenger and freight transportation, to cope with the market competition, and to accelerate the growth in the core businesses of the passenger and freight transportation, the Company has decided to commence the construction of No.4 suburb passenger railway track between Guangzhou and Xintang, the construction of technical support and maintenance depot for passenger vehicles and its ancillary construction works in northern Shenzhen, and purchase of electric train-sets. Once these projects are completed, they will: (1) effectively capture the passenger and cargo sources in Guangzhou, Shenzhen and the Pearl River Delta and further promote the "as frequent as buses" express train service project, which will increase the Company's revenue; (2) enable the Company to operate more long-distance passenger trains and freight trains to create new sources of income for the Company; and (3) increase the Company's transport capacity and volumes. The total costs of these projects are estimated to be approximately RMB2,800 million. The shortfall of fund will be provided by using the Company's internal resources or borrowings from banks.

2. In relation to its passenger transportation business, the Company plans (1) to further improve its "as-frequent-as-buses" express train service project on the Guangzhou-Shenzhen route by increasing the frequency of its inter-city express trains and making trains stop at proper intermediary stations so as to meet the transportation needs of passengers and maximize financial results; (2) to further improve the operation of domestic-made express passenger trains to offer safe, punctual, fast and comfortable express passenger service on the Guangzhou-Shenzhen route; (3) to make more rational arrangement of the Company's long-distance passenger service so as to make the best use of the Guangzhou-Shenzhen railway route. It plans to add more long-distance passenger train services as and if appropriate, based on what the Company has learned from the operation of the existing two pairs of long-distance passenger trains; (4) to take full advantage of the opportunities generated by the existing Line 1 of the Guangzhou subway system and the opportunities that may arise from the operation of Line 2 in November 2002, and to strengthen its marketing efforts. The Company plans to establish closer link of its railway system with the urban public transportation systems so as to expand its passenger base; (5) to establish and improve its ticketing system of the Hong Kong-Guangzhou through trains, to carry out studies on ticketing practices that best fit market needs for the Guangzhou-Shenzhen inter-city express train service, to implement online ticketing reservation and purchase, to increase the efficiency of its ticketing service and to offer more convenient ticketing service; and (6) to further improve the qualifications of its employees and put into use of new equipment. It also plans to establish a customer service centre as part of its passenger service efforts to further improve its passenger service.

3. In relation to its freight transportation business, the Company will: (1) continue to make efforts in organizing and maintaining the source of cargo in large quantities; (2) develop container freight transportation and further develop the logistics industry by capitalizing on the opportunity of the PRC's accession to the World Trade Organization ("WTO"), fully making use of the Company's favouable geographical location in the vicinity of the harbour and relying on the strength of the harbour; (3) develop the logistics in Shezhen and Dongguan; (4) conduct freight transport marketing research, make efforts on the freight transport marketing, and develop new products for the freight transportation to satisfy the market needs; (5) enhance cooperation with ports, mines and factories, to capture new source of cargo; (6) to prepare for the new development of cargo transportation by strengthening the sale team, establishing a sound system for sales analysis as winning the confidence of shippers with a new mode and higher standard of services as well as using new facilities in providing services.

4. Regarding the use of capital, the Company has the following plans: (1) a plan to issue not more than 700 million A shares of the Company: The Company plans to issue up to a maximum of 700 million A shares by way of a public offering ("A Share Issue") to raise RMB1,560 million to finance the construction of No.4 suburb passenger railway track between Guangzhou and Xintang (Guangzhou-Xintang section of the 4th Line between Guangzhou and Shenzhen), the construction of the technical support and maintenance depot for passenger vehicles and its ancillary construction works in northern Shenzhen, and the purchase of electric train-sets. The A Share Issue has been approved by the shareholders of the Company at the extraordinary general shareholders' meeting held on 23rd April, 2002. The implementation of the A Share Issue requires approval of the China Securities Regulatory Commission. (2) Investment in the telecommunication business: to take advantage of the PRC's accession to the WTO, to explore new investment channel and maximize the return on its communication asset, the Company plans to make use of its existing communication asset to invest in the Railway Communication and Information Company Limited of the Ministry of Railway by way of subscription. However, such arrangement is subject to further discussions. (3) Capital participation in Sino Rail Express Company Limited ("Sino Rail"): to explore new investment channel and maximize its financial performance, the Company plans to invest in Sino Rail and to subscribe for 7.580 million shares of Sino Rail, with a total investment cost of RMB13.61 million. We anticipate that this will generate good financial returns from Sino Rail as Sino Rail is engaged in an emerging industry and is a company of good reputation and profit. However, such plan is subject to further discussions. (4) The company plans to continue to implement its strategies of expanding its base by ways of acquisitions and merger. In order to expand new financial growth channels, the Company plans to become one of the promoters of Zhuzhou Electric Locomotives Manufacturer ("Zhuzhou") and to subscribe for its shares. Zhuzhou mainly engages in the research and manufacture of locomotives which plays a leading role in the locomotive manufacturing industry in China. It is to have its share capital structure, it plans to have its share listed in the PRC. The Company's investment Zhuzhou can help to raise the operational skills of the Company's locomotives and thus, increase the company's income. In addition, the Company plans to invest in or acquire state-owned railway passenger transportation companies, when and if appropriate to expand its passenger transportation market.

The Company is operating its passenger and freight transportation businesses in a favourable economic environment. With the PRC's entry into the WTO, the continual implementation of an active financial and steady monetary policies by the PRC government, the further adjustments of the economic structure by the PRC government, the gradual opening up of domestic markets and relaxation of control in foreign investment, the efforts to develop the vast western region of the PRC and expansion of the economic cooperation between Guangdong Province and Hong Kong at a faster pace, the economy of the service territory of the Company enjoys a continuous, steady and rapid growth. The Company anticipates that there will be an overall growth in the Company's passenger and freight businesses in 2002.

Liquidity and Capital Resources

The Company's principal sources of capital have been cash flow from operations. Its principal uses of capital are to fund capital expenditures and investment, and payment of taxes and dividends.

The Company generated approximately RMB988.8 million in net cash flow from operating activities in 2001. Substantially all of the Company's railway business revenues are received in cash, with accounts receivable arising primarily from long-distance passenger and pass-through freight transactions originating from other railways whose lines connect to the Company's line. Similarly, some accounts payable arise from payments for railway transportation services that the Company collects on behalf of other railways. Accounts receivable and payable are generally settled either quarterly or monthly between the Company and other PRC railroads. Most of the Company's revenues of other businesses are received in cash. These businesses, however, also have payables associated with purchases of materials and supplies.

In 2001, the Company's primary capital requirements were for the upgrade and expansion of its facilities. Other uses of funds in 2001 included meeting working capital needs and payment of taxes and dividends. Funds not needed in the short term are kept in short and medium-term investments and bank deposits.

The Company is of the opinion that it has sufficient working capital to satisfy its present requirements.

Share Capital Structure

As of 31st December, 2001, the Company's share capital consisted of:

Type of share capital	Number of shares ('000)	Percentage of share (%)
State-owned Domestic Shares	2,904,250	66.99
H Shares	1,431,300	33.01
Total	4,335,550	100.00

There was no change in the Company's share capital during the year.

Substantial Shareholders

As of 31st December, 2001, holders of 10% or more of the Company's shares were as follows:

Name of shareholder	Number of shares ('000)	Percentage of share (%)
Guangzhou Railway (Group) Company	2,904,250	66.99
HKSCC Nominees Limited	1,379,462	31.82

As of 31st December, 2001, holders of H shares of 10% or more of the Company's issued share capital as recorded in the Central Clearing System of HKSCC Nominees Limited were as follows:

Name of shareholder	Number of shares ('000)	Percentage of H share (%)
Hong Kong and Shanghai Banking Corporation (Nominees) Limited	705,513	49.29

Other than the information stated above, the Company is not aware of any interests required to be recorded by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Cap 396 of the Laws of Hong Kong) ("SDI Ordinance") as of 31st December, 2001.

During 2001, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Use of Proceeds

The total net proceeds from the Company's initial public offering in May 1996 were equivalent to RMB4,214 million, and have been fully utilized by the Company as of 31st December, 1998. The net proceeds were mainly used in the Guangzhou-Shenzhen high-speed program and its ancillary projects (including the electrification project), for the purchase of high-speed rolling stock, for repayment of debt to its parent company and as working capital, which were essentially in accordance with the "use of proceeds" as stated in the Company's prospectus issued in 1996.

Pre-emptive Rights

Under the Articles of Association and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to existing shareholders in proportion to their shareholdings.

Confirmation by Independent Non-executive Directors of Connected Transactions

The independent non-executive directors of the Company confirmed that the connected transactions (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) that were entered into by the Company during 2001 were entered into in the ordinary and usual course of its business, were entered into either on normal commercial terms or on terms that were fair and reasonable so far as the shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favourable than those offered to independent third parties.

Overdue Time Deposits

As of 31st December, 2001 the Company deposited approximately RMB1,742.1 million with financial institutions, among which RMB31.37 million were overdue and was not paid back to the Company upon maturity. The Company has obtained judgement in its favour regarding the unpaid time deposits. However, as the debtor was under restructuring, the Court ordered a stay of execution of the judgement obtained by the Company. As the result of the efforts of the Company, the Company obtained the support from the relevant government authorities. The matter concerning repayment of such deposits were being discussed and handled. The said overdue time deposit accounts for approximately 0.3% of the Company's net assets and 1.8% of the Company's cash and deposits, respectively, and has no material impact on the capital usage and operations of the Company.

Except this overdue time deposit, the Company has no other overdue time deposits. The Company has not encountered any difficulty in withdrawal of the deposits that have been placed with commercial banks in the PRC and the MOR's Railroad Deposit-taking Centre.

Entrusted Deposits

As of 31st December, 2001, the Company did not have any entrusted deposits placed with any financial institutions in the PRC.

Bank Borrowings

As of 31st December, 2001, the Company had no bank loans or borrowings.

Contingent Liability

The Company did not have any contingent liability as of 31st December, 2001.

Charge on Assets and Guarantee

As of 31st December, 2001, the Company had not charged any of its assets and had not provided any guarantee.

Impact of the Recent Economic Developments

The Company believes that there are no material factors that will have a negative effect on the Company's businesses and financial position in 2001.

Pricing Formula

In 2001, the Company has made the following adjustments to its passenger and freight transportation pricing formula:

1. With the approval of Guangzhou Railway (Group) Company or the MOR, the Company continued to offer a 10% to 30% price reduction on freight in large quantities solicited from competitors.
2. During the Chinese New Year holidays, the Company made slight upward adjustments to long-distance passenger fares based on different classes of fares of domestic trains.
3. During the Chinese New Year holidays, Labour Day holidays and the National Day holidays, the Company increased the fare of the express passenger train between Guangzhou and Shenzhen by RMB5 per single trip.
4. According to the new regulations on the scope of cargo charges of the MOR promulgated on 1st April, 2001, a basic inbound and outbound fee was added to the outbound freight tranpsorting through the Beijing-Jiujiang railway line.

Exchange Risk

The Company has certain amounts of deposits denominated in Hong Kong dollars and US dollars and the income derived from the provision of its Hong Kong through train transportation services is also received in Hong Kong dollars. If there are substantial fluctuations in the exchange rates of Hong Kong dollar or US dollar to RMB, the operation of the Company will be affected negatively.

Material Litigation

The Company and its subsidiaries were not involved in any material litigation or disputes in 2001.

Passenger Train Settlement Method

From 1st January, 2001, the MOR started to separate the settlement of passenger services, freight services and network facilities and implemented a new settlement method for passenger trains. This new settlement method stipulates that all passenger transport revenues generated from relevant passenger train services (including revenues generated from luggage and parcel trains) are considered passenger transport revenues and belonged to the railway administration (or company) which operated that train. This railway administration (or company) in turn pays relevant railway administrations (or companies) fees for the use of their railway track, hauling fees, in-station passenger service fees, water supply fees, power supply fees, consumption of electricity for electric locomotives and contact wire service fees, and so on.

The implementation of the new settlement method does not make any change to the existing settlement method on transportation revenues generated by the passenger trains between Guangzhou and Shenzhen, the Beijing-Hong Kong long-distance passenger train, the Shanghai-Hong Kong long-distance passenger train, the Zhaoqing-Hong Kong through train, through trains from Guangzhou East to Hong Kong, or freight transportation revenues. However, it changes the settlement method of revenues generated from long-distance passenger trains departing from, arriving at or passing through the Company's rail line. Before the implementation of this new settlement method, the Company received transportation revenues from those railway administrations (or companies) that operated long-distance train services in accordance with relevant standard of special pricing formula implemented by the Company. With the implementation of the new settlement method, those railway administrations (or companies) operating these long-distance train services on the Company's line shall pay to the Company the following fees: (1) the part of revenues generated from ticket prices which are higher than national railway standards due to the special pricing formula of the Company; and (2) fees including railway line usage fees, in-station passenger service fees, haulage service fees, power supply fees consumed by electric locomotives, usage fees of contact wires, and water supply fees. The implementation of this new settlement method has caused no negative impact on the revenues generated by the Company.

Employees, Employee Payment Policy and Training Plans

As of 31st December, 2001, the Company had in total 8,132 employees.

The Company's employees are paid on the basis of their positions and performance. The employees' salaries are determined in accordance with the operating income, workload, costs, safety and quality. The Company paid RMB320.6 million in total as labour and benefits of railway business operation expenses for the year.

Pursuant to the relevant State policies and regulations, the Company's employees enjoy the following welfare benefits: (1) retirement pension — the Company is required to set aside a sum equivalent to 18% of its total labour costs for the year and 5% of its total labour costs for the previous year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund — the Company is required to set aside 14% of its total labour costs as employees' welfare fund contributions and medical service fees; and (3) housing fund — both the Company and its employees are required to deposit 7% (for Guangzhou residents), or 13% (for Shenzhen residents) of the employee's monthly salary into the employee's personal housing fund account.

The Company carried out training programmes for approximately 2,005 employees during 2001. 844 of them were trained for the implementation of ISO 9000 standards or management of the team leaders, whereas the others were trained for office automation, human resources management, operation and management of high-speed electric trains, management of equipments and materials, modern financial and accounting management, and etiquette. The training courses were mainly organized by the Company's Employee Training Centre. The Company also employed certain outside experts for these purposes. The total direct cost for the training programme in 2001 was approximately RMB1.564 million.

Accounting Treatment Regarding the Differences between the Selling Prices and Costs of Employees' Housing

In 2000, the Company constructed and purchased new residential properties for its employees to improve the living conditions of its employees. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the sale of these staff quarters represents the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. As of 31st December, 2001, the estimated loss resulted from the selling of residential properties was not more than RMB226.4 million in total. Pursuant to the prevailing policies issued by the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of 1st January, 2001, or in case of a debit balance, to offset against statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval by the Board. Such treatment conforms with the accounting rules and regulations applicable to the Company and its subsidiaries in the PRC.

In the financial statements as of 31st December, 2001 of the Company prepared in accordance with IFRS, the Company accounted for the housing losses as follows: losses of approximately RMB226.4 million from the sale of completed staff quarters to employees, or from premises under construction of which the losses could be reasonably estimated and for the future services (which were amortized on a straight line basis over the estimated remaining average service lives of 15 years). During the year ended 31st December, 2001, the housing losses charged to the consolidated income statement was RMB15.72 million (2000: RMB14.48 million).

As of 31st December, 2001, the unamortized deferred losses, which were accorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB196.2 million. In the opinion of the directors of the Company, had the housing losses been written off in 2001, the consolidated net assets of the Company and its subsidiaries as of 31st December, 2001, would have been reduced by approximately RMB196.2 million.

Other than employees' housing and welfare mentioned above, the Company had not implemented any other plans in relation to the employees' housing in 2001.

Major Suppliers and Customers

Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR. The Company also purchases some of these equipments from foreign vendors and other domestic suppliers. In 2001, the Company purchased 98 long-distance express passenger coaches from Guangzhou China Railway Rolling Stock Sales and Service Company Limited. The Company's five largest customers accounted for less than 30% of the Company's turnover and the Company's five largest suppliers accounted for less than 30% of the Company's purchases.

Compliance with the Code of Best Practice

The Company and its directors hereby state that, to the best of their knowledge, the Company has, throughout the financial year ended 31st December, 2001, complied with the Code of Best Practice which incorporates the items set out in Appendix 14 of the Listing Rules.

By Order of the Board
Zhang Zhengqing
Chairman

Shenzhen, the PRC, 23rd April, 2002

- All information required by paragraphs 45(1) to 45(3) in Appendix 16 of the Listing Rules will be published in the Stock Exchange's website, http://www.hkex.com.hk shortly.

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2001

(Expressed in thousands of Renminbi, except for per share data)

	2001	2000 *(Note 9)*
Revenues from railroad businesses		
Passenger	**1,426,010**	1,237,289
Freight	**567,276**	549,694
Sub-total	**1,993,286**	1,786,983
Revenues from other businesses	**160,306**	193,415
Total revenues	**2,153,592**	1,980,398
Operating expenses		
Railroad businesses		
Labour and benefits	**(320,569)**	(260,671)
Equipment leases and services	**(282,320)**	(263,348)
Materials and supplies	**(144,651)**	(121,337)
Repair costs, excluding materials and supplies	**(94,545)**	(93,471)
Depreciation	**(342,534)**	(305,300)
Amortization of leasehold land payments	**(15,453)**	(15,394)
Fees for social services	**(57,157)**	(68,300)
General and administrative expenses	**(150,162)**	(131,885)
Others	**(73,238)**	(47,758)
Sub-total	**(1,480,629)**	(1,297,464)
Other businesses		
Cost of sales	**(108,930)**	(121,535)
General and administrative expenses	**(29,922)**	(41,994)
Sub-total	**(138,852)**	(163,529)
Total operating expenses	**(1,599,481)**	(1,460,993)
Profit from operations	**554,111**	519,405
Other income, net	**78,680**	74,916
Financial expenses	**(2,087)**	(3,887)
Share of profits of associates	**609**	253
Profit before tax	**631,293**	590,687
Taxation	**(99,297)**	(99,380)
Profit after tax	**531,996**	491,307
Minority interests	**1,499**	782
Net profit for the year	**533,495**	492,089
Earnings per share		
— Basic	**RMB0.12**	RMB0.11
— Diluted	**N/A**	N/A

BALANCE SHEETS

As of December 31, 2001
(Expressed in thousands of Renminbi)

	Consolidated 2001	Consolidated 2000 (Note 9)	Company 2001	Company 2000 (Note 9)
Non-current assets				
Fixed assets	**7,031,040**	7,074,907	**6,909,668**	6,943,246
Construction-in-progress	**448,399**	369,285	**438,733**	345,898
Leasehold land payments	**673,746**	695,231	**667,523**	696,231
Interests in subsidiaries	**—**	—	**172,369**	159,882
Interests in associates	**141,122**	122,222	**139,744**	117,870
Long-term investments	**32,000**	30,000	**32,000**	30,000
Deferred tax assets	**5,193**	—	**5,193**	—
Deferred staff costs	**196,187**	202,449	**196,187**	202,449
	8,525,687	8,494,094	**8,561,417**	8,494,576
Current assets				
Materials and supplies	**34,181**	30,033	**12,818**	9,064
Accounts receivable, net	**67,440**	87,444	**45,088**	60,865
Due from Parent Company	**29,499**	80,604	**28,492**	83,183
Due from affiliates, net	**278,013**	247,932	**275,940**	246,728
Prepayments and other receivables, net	**322,278**	196,073	**273,822**	166,959
Temporary cash investments	**1,376,602**	1,451,330	**1,376,602**	1,451,330
Cash and cash equivalents	**365,508**	330,064	**284,467**	249,327
	2,471,529	2,423,470	**2,297,030**	2,267,455
Current liabilities				
Accounts payable	**69,048**	61,147	**55,121**	59,002
Accounts payable for construction of fixed assets	**199,780**	345,471	**181,460**	300,189
Due to affiliates	**58,650**	63,734	**58,829**	63,662
Dividends payable	**13,598**	—	**13,598**	—
Taxes payable	**85,882**	57,552	**82,105**	54,580
Accrued expenses and other payables	**454,218**	351,889	**411,118**	302,061
	880,976	879,793	**782,228**	779,503
Net current assets	**1,610,553**	1,543,677	**1,514,804**	1,487,952
Total assets less current liabilities	**10,136,240**	10,037,771	**10,076,221**	9,982,528
Non-current liabilities				
Deferred tax liabilities	**—**	2,333	**—**	2,333
Minority interests	**15,617**	14,755	**—**	—
Net assets	**10,120,623**	10,020,683	**10,076,221**	9,980,195
Representing:				
Share capital	**4,335,550**	4,335,550	**4,335,550**	4,335,550
Reserves	**5,785,073**	5,685,133	**5,740,671**	5,644,645
	10,120,623	10,020,683	**10,076,221**	9,980,195

The financial statements were approved by the Board of Directors of the Company on 23th April, 2002.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2001
(Expressed in thousands of Renminbi)

	2001	2000
NET CASH INFLOWS FROM OPERATING ACTIVITIES	**986,796**	797,200
Interest paid	**(2,087)**	(3,887)
Income tax paid	**(98,693)**	(64,124)
Net cash inflows from operating activities	**886,016**	729,189
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures, net of related payables	**(551,508)**	(564,759)
Increase in interests in associates	**(17,572)**	(33,513)
Decrease in temporary cash investments	**74,728**	61,450
Increase in long-term investments	**(2,000)**	—
Interest received	**65,927**	78,735
Net cash used in investing activities	**(430,425)**	(458,087)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	**(419,957)**	(520,266)
Distribution to minority shareholders	**(180)**	(187)
Net cash used in financing activities	**(420,137)**	(520,453)
Net increase (decrease) in cash and cash equivalents	**35,454**	(249,351)
Cash and cash equivalents at beginning of year	**330,054**	579,405
Cash and cash equivalents at end of year	365,508	330,054

Notes To Financial Statements

December 31, 2001

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. BASIS OF PRESENTATION

The accompanying financial statements are prepared under the historical cost convention, and in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board. This basis of accounting differs from that used in the management accounts of the Group which were prepared in accordance with generally accepted accounting principles and relevant financial regulations in the PRC ("PRC GAAP").

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

The impact of IFRS adjustments on net profit for the year and consolidated net assets are set forth in Note 7.

As supplemental information for North American shareholders, the differences between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") are set forth in Note 8.

2. REVENUE RECOGNITION

Provided it is probable that the economic benefits associated with a transaction will flow to the Company and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following bases:

(i) Rendering of services and sales of goods

Railway revenues are recognised when services are performed. Revenues from other businesses include sales aboard the trains and in the stations of food, beverages and other merchandise and revenues from operating restaurants in major stations. Revenues from operating restaurants are recognised when services are rendered.

Sales aboard the trains and in the stations of food, beverages and merchandise are recognised upon delivery, when the significant risks and rewards of ownership of these goods have been transferred to the buyer.

Revenues are net of turnover tax.

(ii) Interest income

Interest income from bank deposits is recognised on a time proportion basis that takes into account the effective yield on the assets.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

3. TAXATION

Enterprises established in Shenzhen Special Economic Zone are subject to income tax at a reduced rate of 15% as compared with the standard rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1998 that the Company is subject to a reduced income tax rate of 15% starting from the same year. The income tax rate of the Company for the year ended December 31, 2001 is 15%.

According to the relevant income tax laws, other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures which are entitled to full exemption from the PRC income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years. There is no material effect on the consolidated financial statements of the Company arising from these tax holidays.

Save as described above, the directors of the Company are not being informed of any change in the enterprise income tax treatment applicable to the Company. In addition, in the opinion of the directors of the Company, any "Pay first, Refund then" tax policies set out by any local government are not applicable to the Company or any of its subsidiaries.

Details of taxation charged to the consolidated income statement during the year were as follows:

	2001 RMB'000	2000 RMB'000
Provision for PRC income tax	106,823	84,347
Deferred tax (income) loss resulting from provision for doubtful accounts	(4,175)	5,033
Deferred tax income resulting from loss on the disposals of fixed assets	(3,351)	—
	99,297	89,380

Reconciliation of the statutory tax rate to effective tax rate is as follows:

	2001		2000	
	RMB'000	*Percentage*	*RMB'000*	*Percentage*
Accounting profit	631,293	100.0%	590,887	100.0%
Income tax at the statutory tax rates of 15%	94,694	15.0%	80,603	15.0%
Tax effect of expenses that are not deductible in determining taxable profit:				
— Provision for doubtful accounts	—	—	7,216	1.2%
— Amortisation of deferred staff costs	2,358	0.4%	2,709	0.5%
Effect of different tax rates for certain subsidiaries and others	2,245	0.4%	852	0.1%
Income tax expense	99,297	15.8%	99,380	16.0%

Pursuant to various tax rules and regulations, the Group are subject to turnover taxes payable to the national and local tax authorities for the year at the following rates:

Segment	
Railroad businesses	3%
Sales of merchandise	*
Sales of food and beverages	5%
Operating restaurants	5%

* Value-added tax ("VAT") on sales of merchandise is levied at the rate of 17% of the invoiced value of goods and is payable by the customers. VAT paid on purchases of merchandise can be used to offset VAT on sales to determine the net VAT payable. Revenues from railroad businesses, sales of food and beverages and operating restaurants are not subject to VAT but instead are subject to business tax which is also a kind of turnover tax.

4. DIVIDENDS

In 2001, the directors have recommended and declared a final dividend of RMB0.10 (2000: RMB0.12) per share in respect of the financial year ended December 31, 2000, totaling RMB433,565,000 (2000: RMB520,266,000).

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the period attributable to ordinary shareholders of RMB533,495,000 (2000: RMB482,089,000), divided by the weighted average number of ordinary shares outstanding during the year of 4,335,650,000 shares (2000: 4,335,650,000 shares). No diluted earnings per share were presented as there were no dilutive potential ordinary shares as of year end.

6. RESERVES

According to the articles of association of the Company, when distributing net profit of each year, the Company shall set aside 10% of its net profit after tax based on the Company's local statutory accounts for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% for the statutory public welfare fund at a percentage determined by the directors. The Company may make appropriation from its net profit to the discretionary surplus reserve provided it is approved by a resolution of a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without prior approval from a shareholders' general meeting under certain conditions.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year net profit shall be used to make good the losses before allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

The statutory public welfare fund is used to build or acquire capital items, such as dormitories and other facilities for the Company's employees and cannot be used to pay for welfare expenses. Title of these capital items will remain with the Company.

The statutory surplus reserve, the discretionary surplus reserve and the share premium may be converted into share capital provided it is approved by a resolution at a shareholders' general meeting and the balance of the statutory surplus reserve does not fall below 25% of the registered share capital. The Company may either distribute new shares in proportion to the number of shares held by shareholders, or increase the par value of each share.

	Year ended December, 31			
	2001		2000	
	Percentage	*RMB'000*	*Percentage*	*RMB'000*
The Company				
Statutory surplus reserve	10%	55,064	10%	52,625
Statutory public welfare fund	10%	55,064	10%	52,625
Discretionary surplus reserve	—	—	10%	54,950
	20%	110,128	30%	160,200
Subsidiaries				
Statutory surplus reserve		1,596		1,177
Statutory public welfare fund		798		982
		2,394		2,159
		112,522		162,359

In accordance with the articles of association of the Company, dividends are determined based on the least of profits determined in accordance with (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the statutory accounts have been prepared in accordance with PRC GAAP, the retained earnings as reported in the statutory accounts may be different from the amount reported in the accompanying consolidated income statement.

As of December 31, 2001, the reserve of the Company available for distribution determined in accordance with PRC GAAP, IFRS and US GAAP were RMB582,582,000 (2000: RMB206,819,000), RMB621,595,000 (2000: RMB535,697,000), and RMB861,687,000 (2000: RMB834,632,000), respectively.

7. IMPACT OF IFRS ADJUSTMENTS ON CONSOLIDATED NET PROFIT FOR THE YEAR AND CONSOLIDATED NET ASSETS

	Consolidated Net profit for the year ended December 31,		Consolidated net assets as of December 31,	
	2001 *RMB'000*	2000 *RMB'000*	2001 *RMB'000*	2000 *RMB'000*
As reported in statutory accounts (audited by certified public accountants in the PRC)	560,497	528,262	9,742,955	9,763,204
Impact of IFRS adjustments:				
Additional depreciation charges on fixed assets	—	(3,100)	(160,651)	(160,651)
Write-down of reclaimed rails to realizable value	—	—	(44,123)	(44,123)
Additional provision for doubtful accounts	(10,080)	(8,814)	—	10,080
Amortisation of deferred staff costs	(15,721)	(14,461)	(30,182)	(14,461)
Write-off of staff costs to retained Earnings	—	—	165,746	—
Housing benefits for retired employees	—	(3,602)	(3,802)	(3,802)
Dividends in respect of the year but declared after the end of the year	—	—	433,555	433,555
Deferred tax created (realised)	7,528	(5,033)	5,189	(2,333)
Others	1,273	847	1,732	29,014
As restated for the Group	533,496	492,089	10,120,623	10,020,683

8. DIFFERENCE BETWEEN IFRS AND US GAAP

The accompanying financial statements conform to IFRS which differ in certain respects from US GAAP. A major difference which has a significant effect on consolidated profit attributable to shareholders and consolidated net assets is set out below:

Revaluation of fixed assets

The Group revalued their fixed assets as part of the Restructuring on March 6, 1996. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185,000 was recorded by the Group on that date.

Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB48,422,000 for the year ended December 31, 2001 (2000: approximately RMB48,422,000).

Under US GAAP, fixed assets are required to be stated at original cost. Hence, no additional depreciation from revaluation will be recognised under US GAAP. However, a deferred tax asset related to the revaluation surplus amounting to approximately RMB223,828,000 was created under US GAAP with a corresponding increase in equity since the revaluation resulted in a higher tax base which will be realised through additional depreciation for PRC tax purposes.

Effects on the consolidated net profit for the year and consolidated net assets of significant differences between IFRS and US GAAP are summarised below:

	Consolidated Net profit for the year ended December 31,		Consolidated net assets as of December 31,	
	2001 *RMB'000*	2000 *RMB'000*	2001 *RMB'000*	2000 *RMB'000*
Under IFRS	533,496	492,089	10,120,623	10,020,683
Impact of US GAAP adjustments:				
Reversal of the revaluation surplus on fixed assets	—	—	(1,492,186)	(1,492,186)
Reversal of additional depreciation charges arising from the revaluation surplus on fixed assets	48,422	48,422	282,462	234,040
Deferred tax assets created	—	—	223,828	223,828
Effect of US GAAP adjustments on taxation	(7,283)	(7,283)	(42,370)	(35,107)
Under US GAAP	674,664	533,248	9,092,355	8,951,259

9. COMPARATIVE FIGURES

Comparative figures for leasehold land payments have been reclassified from fixed assets and separately stated to conform to the current year's presentation.

廣深鐵路股份有限公司
Guangshen Railway Company Limited
(a joint stock limited company incorporated in the People's Republic of China)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting (the "EGM") of Guangshen Railway Company Limited (the "Company") was held on Tuesday, 23rd April 2002 at the Conference Room, 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China (the "PRC"). Shareholders (or their authorised proxies) holding 3,176,497,040 shares carrying voting rights, representing 73.27% of the shares carrying voting right of the Company were present at the EGM, which complies with the requirements set out in the Company Law of the PRC and the articles of association of the Company.

Each of the following resolutions numbered 1 to 7 was passed as a special resolution at the EGM:

1. The proposal for compliance of the subject new issue of A Shares with "Administrative Measures on Issuance of New Shares of Listed Companies". According to the "Administrative Measures on Issuance of New Shares of Listed Companies" (China Securities Regulatory Commission Rule No. 1) and "Circular Concerning Guidelines on Issuance of New Shares of Listed Companies" (Zheng Jian Fa [2001] No. 43), the EGM resolved that the Company possesses the necessary qualifications to issue new A Shares. In compliance with the "Administrative Measures on Issuance of New Shares of Listed Companies", the Company proposed to apply to the China Securities Regulatory Commission by way of public issue of not more than 700 million Renminbi ("RMB") denominated ordinary shares of the Company ("A Shares").

2. The proposal for the application and implementation by way of public issue of RMB-denominated ordinary shares up to a maximum of 700 million A Shares ("A Share Issue"). The particulars of the proposal are set out below:

   (1) Class of securities to be issued: Domestic listed RMB-denominated ordinary shares (A Shares).

   (2) Number of A Shares to be issued: Not more than 700 million shares of nominal value of RMB 1.00 each.

   (3) Proposed place of listing: the Shanghai Stock Exchange.

   (4) Target subscribers and markets:

   Target subscribers : Natural persons and legal persons investors (except those prohibited by the PRC laws or regulations) within the PRC opening and maintaining A share shareholder's accounts at the Shanghai Stock Exchange.

   Target Markets : All securities trading centres in the PRC that are within the system network of the Shanghai Stock Exchange.

   (5) Issuing mechanism: A "book-building" process will be conducted to determine the issue price and a combination of offline placing and online issue will be adopted.

   (6) Use of proceeds: The proceeds of the A Share Issue are intended to be used to finance (1) construction of a suburb passenger railway track between Guangzhou and Xintang; (2) construction of a technical support and maintenance depot for passenger vehicles and ancillary construction works in the northern part of Shenzhen; and (3) purchase of electric train-sets. The total costs of the three projects are estimated to be approximately RMB2,800 million. It is estimated that the amount of capital raising by virtue of the A Share Issue will be approximately RMB 1,560 million, all of which will be used to finance the three abovementioned projects. The balance of the fund required for the projects will be funded by internal resources of the Company or borrowings from financial institutions. The details of the three projects will be fully disclosed in the upcoming prospectus.

   The aforesaid proposals are subject to approval by the China Securities Regulatory Commission.

3. The feasibility of the investment projects which are to be financed with the net proceeds to be raised by the A Share Issue. The proceeds from the A Share Issue are proposed to be used for funding three projects, namely (1) construction of a suburb passenger railway track between Guangzhou and Xintang; (2) construction of a technical support and maintenance depot for passenger vehicles and its ancillary construction works in the northern part of Shenzhen; and (3) purchase of electric train-sets. Upon completion of the three projects, the commuters and the freight from Guangzhou, Shenzhen and Zhujiang delta area will be captured and the inter-city express train transport services between Guangzhou and Shenzhen can be further upgraded and the income of the Company will be increased accordingly. In addition, it is expected that the Company's transportation ability and capacity will also be increased. Furthermore, the number of long distance passengers trains and freight transportation will be increased, hence bringing extra profits to the Company. Due to these reasons, these three projects are practical and desirable infrastructure projects in terms of their expected favourable economic results and stable returns.

4. The statement relating to the use of proceeds received from the previous capital raising by the Company and the report of Pan-China (Schinda) Certified Public Accountants on the use of proceeds from such issue. From the said statement and report, it is recorded that RMB4,214 million raised by virtue of the issuing of 1,431.3million H shares in 1996 had been fully utilized by 31st December 1998: (1) approximately RMB2,605 million were used to invest in the Guanzhou Shenzhen High Speed Railway Project, the construction of Guanzhou East Railway Station, the electrification project and other capital expenditures; (2) approximately RMB1,240 million were used to repay the debts to the parent company; (3) approximately RMB368 million were used to repay bank loans and debts and as supplementary working capital. The information in relation to the use of proceeds received from the previous capital raising by the Company as recorded in the said statement and report basically was consistent with the proposed use of proceeds as disclosed in the prospectus relating to the Company's previous offering and in the annual report.

5. The proposal that the existing and new shareholders of the Company will all be entitled to the undistributed profits of the Company upon the completion of the A Share Issue.

6. The proposal that the Board of Directors (the "Board") was authorized to handle for and on behalf of the Company all relevant matters in connection with the A Share Issue. The Board was authorised to handle for and on behalf of the Company the following matters in connection with the A Share Issue:

   (1) to decide the pricing mechanism, the range of issue price and "book-building" process, issue price, issue mechanism, strategic investors and the final number of shares to be issued in connection with the A Share Issue;

   (2) to sign all relevant material contracts in connection with the A Share Issue; and

   (3) to handle other relevant matters in connection with the A Share Issue.

   The mandate authorising the Board in connection with the A Share Issue shall be valid:- (i) until the expiry of 12 months from the date of passing the resolutions at the EGM; or (ii) until the date on which the authority set out in the resolutions is revoked or varied at an extraordinary general meeting to be convened and held in accordance with the Company Law of the PRC and the articles of association of the Company.

7. The Board was authorized to make such amendments to articles 20, 21 and 24 of the articles of association of the Company in relation to share capital and its structure as it shall deem proper and fit and to apply for approval from and/or attend filing with the relevant authorities in the PRC after the A Share Issue.

By order of the Board
Zhang Zhengqing
Chairman

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUANGSHEN RAILWAY COMPANY LIMITED

By: ______________________________

Name: Yao Xiaocong
Title: Company Secretary

Dated: April 24, 2002

HKDOCS01/84261.1